

03 APR 30 AM 7:21

DENTONIA RESOURCES LTD.

Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net

April 22, 2003

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549



03050294

SUPPL

Dear Sirs/Mesdames:

Re: New Release dated April 22, 2003

Enclosed is a copy of our News Release dated April 22, 2003 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.



Adolf A. Petancic
President

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

5/15

DENTONIA RESOURCES LTD.

Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net

April 22, 2003

TSX Venture: DTA
No. of Pages: 2

NEWS RELEASE AND UPDATE

PELLATT LAKE, NWT – NEW ACQUISITION

Dentonia Resources Ltd. ("Dentonia") is pleased to announce that it has staked for its own and sole account seven (7) mineral claims at Pellatt Lake, NWT.

These claims are located to the north and immediately adjacent to DeBeers Canada Exploration Inc. ("DeBeers"), Hardy Lake minerals leases, currently being actively explored by DeBeers, a camp and drill site preparation were observed within ½ claim from the Pellat Lake claim block, by Dentonia's staking crew.

Six (6) claims at the southeast and northwest edge of this claim block (3 claims each) are 100% owned by DHK Diamonds Inc., three (3) of these claims are subject to 1% gross overriding royalty in favor of Kennecott Canada Exploration Inc. ("Kennecott")

Dentonia has a 1/3 equity position in the share capital of DHK Diamonds Inc., which is a private company, with three equal 1/3 equity holders, namely public companies Dentonia, Horseshoe Gold Mining Inc. and Kettle River Resources Ltd., without any common directors, and without any one company being a controlling shareholder of DHK Diamonds Inc.

One kimberlite dyke, the PL01, was discovered by Kennecott within this claim block. This claim block, consisting of thirteen (13) mineral claims, has an approximate area of 33,500 acres or 52.5 sq. miles.

The PL01 located at the southeast edge of the claim block yielded, from a 142 kg sample, 57 micro and 6 macro diamonds for a macro/micro ratio of 0.105, and 44 diamonds/100kg.

The PL01 generated a weakly developed and erratic kimberlite indicator mineral (KIM) dispersion train, aligned with the local ice direction, southeast to northwest; this train progresses into the newly staked mineral claims.

Inconsistencies in the KIM grain count have been observed, which may be due to and explained by undiscovered source or sources along this KIM train.

Several very subtle magnetic features along the path of this KIM dispersion train, and 1.7 x 2.2 kilometer oval magnetic feature, the latter situated within a lake, all these features are located within the newly staked mineral claims. These anomalies require further investigation and exploration.

This area was flown with a High Sense survey in 1997. It has been suggested, however, this survey be followed with additional airborne surveys that should includes E.M. and Resistivity data, and perhaps, Gravity Gradiometer data.

These observations and proposals are contained in the "Report on the Prospectivity of the Lac de Gras Area Claim Blocks", which included the Pellatt Lake claims; the report is dated August, 1999.

WO CLAIM BLOCK, LAC DE GRAS, NWT - UPDATE

Archon Minerals Limited ("Archon"), appointed the operator until December 31, 2003, has now advised that it will commence a drill program on the WO block in the last of week of April/beginning of May, 2003.

This program will consist of delineation drilling of WO9 kimberlite, a kimberlite discovered in 2002, with several holes to determine its size and to obtain a representative sample for caustic fusion and micro diamond analysis.

Additionally, and sequentially, Archon will drill test, (minimum one (1) hole per target) , seven (7) Priority I Falcon Gravity targets on the WO block.

The foregoing drill program is estimated to cost in total about $250,000 and DHK will make its pro rata contribution, varying between 28.8% to 55%.

Additionally, a study is underway to re-evaluate the DO27 kimberlite pipe, bulk sampled in 1994.

The DO27 is about nine (9) hectares (22 acres) in surface area, a relatively large pipe for the NWT, estimated to contain up to 22,000,000 tonnes to a depth of 300 meters and located within 2.5 km of WO9 kimberlite pipe.

The bulk sample in 1994, taken from the edge of the DO27 pipe, suggested a grade of 0.36 c/t and a value of $23 US per carat due to the small size of diamonds recovered in the sample.

Drill hole 27-7, however, yielded, from a 180 kg sample, 62 macros>0.5 mm and 162 micro<0.5 mm diamonds, for a macro/micro ratio of 0.38, a diamond count of 124 per 100kg, total micro diamond yield of 0.665 carats, or a projected micro diamond grade of 3.67 ct/tones. This drill hole is superior in size of sample, grade, ratio of macro/micros to any other drill hole sample within DO27 complex. This hole was located at the center of pyroclastic phase of the DO27, 125 to 150 meters from the end of the sample drift. Report "DO27 Kimberlite Pipe Geology, Geophysics, Geochemistry, Diamond Results", November 15, 1994.

The sample drift towards the center of the pipe was discontinued due to ground conditions, and on orders from the Mine Department.

A subsequent study of structurally bounded nitrogen of some of DO27 diamonds by Dr. Felix Kaminsky, this study is partially reprinted in "The Canadian Mineralogist", vol. 39 pp1733-1745 (2001), suggest a nitrogen profile similar to the nitrogen profile of diamonds from the Premier Pipe, South Africa, which contains large diamonds, e.g. Cullinan Diamond. This profile suggests the presence of larger diamonds, within the DO27 diamond population, than were observed in the 1994 DO27 bulk sample.

Dr. Felix Kaminsky is a "Qualified Person" under the definition of current "Securities Regulations"

The bulk of the 1994 underground sample was primarily taken from the "black lithic olivine crystal tuff", at the edge of DO27, a different phase from the "apple green tuff", at the center of DO27.

The variation in grade, from phase to phase, within a pipe, is a well-known phenomenon and leads to the conjecture that the DO27 may have been inadequately sampled in 1994, and may need a second look.

DHK Diamonds Inc., currently, has 28.8% contributing interest in the WO claim block.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"
Adolf A. Petancic, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.